UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 9, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓           Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Company")

**TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2014**

**Westonaria, 9 February 2015**: Shareholders are advised that profit attributable to shareholders of Sibanye (JSE: SGL & NYSE: SBGL) is expected to be between R1.55 billion and R1.63 billion. These estimates are approximately 8% and 4% lower respectively, than that reported for the year ended 31 December 2013.

Headline earnings, after accounting for, *inter alia*, a R120 million impairment charge in respect of Sibanye's investment in Rand Refinery (reported in the interim results for the six months ended 30 June 2014), a R114 million impairment of the Python Plant and a R360 million impairment **reversal** of Beatrix West Section, are estimated to be between R1.42 billion and R1.50 billion. These estimates are approximately 38% and 35% lower respectively, than headline earnings reported for the year ended 31 December 2013, which included a R591 million impairment at Beatrix West Section.

Like-for-like comparisons between earnings per share ("EPS") and headline earnings per share ("HEPS") for the year ended 31 December 2014 and the comparable period in 2013 are distorted as a result of an estimated 28% increase in the weighted average number of shares year-on-year. This difference is primarily due to the fact that, until its unbundling from Gold Fields Limited in mid-February 2013, Sibanye only had 1,000 shares in issue. The weighted average number of shares in issue in 2013, was 650.6 million, compared with the 735.1 million shares in issue at year end.

For the acquisition of the Cooke assets during May 2014, Sibanye also issued 156.9 million new ordinary shares to Gold One which resulted in the weighted average number of shares in issue for the year ended 31 December 2014 being 835.9 million, with 898.8 million shares in issue at year end.

Mainly as a consequence of the difference in the weighted average number of shares between the periods, EPS and HEPS for the year ended 31 December 2014 are expected to be approximately 30% and 50% lower respectively, than the reported EPS of 260 cents per share and HEPS of 355 cents per share for the year ended 31 December 2013. EPS are estimated to be between 185 and 195 cents per share and HEPs are estimated to be 170 and 180 cents per share respectively.

The financial information, on which the trading statement has been based, has not been reviewed or reported on by the Company's auditors.

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 9, 2015

By:     /s/ Charl Keyter

Name:   Charl Keyter
Title:  Chief Financial Officer